[JER Investors Trust Inc. Letterhead]

Via Fax and Overnight Courier

January 16, 2009

Mr. Kevin Woody, Accounting Branch Chief

Mr. Howard Efron, Staff Accountant

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Mail Stop 4561

Washington, DC 20549

Re:	JER Investors Trust Inc. (“JRT” or the “Company”)

Form 10-K for the year ended December 31, 2007

File No. 001-32564

Dear Mr. Woody and Mr. Efron:

We are in receipt of your letter, dated December 18, 2008 with respect to our Annual Report on Form 10-K filed with the Securities and Exchange Commission (the “Commission”) on April 1, 2008 (the “Form 10-K”) and our Definitive Proxy Statement filed with the Commission on April 29, 2008. Our responses, set forth below, have been numbered to correspond to the numbering in your letter. We have reproduced your comments along with our responses for the convenience of the review of the staff of the Commission (the “Staff). Note that all amounts are in thousands unless otherwise indicated.

Form 10-K for the year ended December 31, 2007

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Critical Accounting Policies

Securities Valuation, page 67

1.	Please review your disclosure to quantify the prepayment and loss assumptions used by management to determine the fair value of your CMBS investments. Additionally, please disclose the effects to your financial statements that would result if these assumptions were changed within a reasonable range.

Response: The primary variables that impact our CMBS valuations are (i) discount rates and (ii) loss assumptions, including the severity and timing of such loss assumptions. The effect of changing our loss assumptions has historically not been as significant to the estimated fair value of our CMBS investments as have changes to the discount rates used to calculate the net present value of the future cash flows from such investments, which generally serves as the basis for our estimated CMBS fair values. The most significant factor contributing to the unrealized loss on CMBS investments as of December 31, 2007 was increasing discount rates during 2007 which is discussed in more detail on pages 61 and F-9 of the Form 10-K. Applied on a portfolio basis, the table below shows the impact on the fair value of our CMBS investments of increasing or decreasing the year-end 2007 weighted average discount rate from 13.5% by the indicated amounts:

Basis Point (Decrease) Increase in Discount Rate	Estimated Increase (Decrease) in Fair Value of CMBS Investments	Estimated Relative Increase (Decrease) in Fair Value of CMBS Investments
	(in millions)
(300)	$151	21%
(100)	46	6%
100	(42)	-6%
300	(116)	-16%

We disclosed future loss assumptions on the underlying CMBS collateral that are the basis for projecting estimated future cash flows on our “first-loss” CMBS investments in Management’s Discussion and Analysis (“MD&A”) in both amount (“in excess of $600 million” on the $49 billion mortgage loan collateral underlying our first loss CMBS investments) and in range by CMBS issue as a percentage of total commercial real estate loans that are the collateral underlying the CMBS investments (1.3% to 1.6%) on page 78 of the Form 10-K. In the aggregate, through December 31, 2007 these loss assumptions remained consistent with our original underwriting and had not changed materially since acquisition of the CMBS bonds. In addition, on page 78 of the Form 10-K, we disclosed the actual realized losses on collateral underlying our CMBS investments to date of approximately $1.3 million, compared to originally underwritten estimated realized losses through December 31, 2007 of approximately $10 million. During the third quarter of 2008, we increased our projected loss assumptions on such collateral due to increased delinquency rates and special servicing activity, the results of our portfolio surveillance activities as well as general weakness in the broader economy, and in particular, the commercial real estate sector. Furthermore, as discussed on page 67 of the Form 10-K, the impact of increases in loss assumptions that adversely affect the net present value of projected future cash flows may result in impairment charges to those bonds under EITF 99-20. Note that we recorded impairment charges of $4.4 million on our CMBS investments during the year ended December 31, 2007. Applied on a portfolio basis to our “first-loss” CMBS positions, increasing these loss assumptions by

25% (from $658 million to $822 million, or from 1.4% to 1.7% of the underlying mortgage loan collateral pool) would change the estimated fair value of our first loss CMBS assets by approximately $54 million, or 8% as of December 31, 2007, assuming no changes to the timing of these projected losses.

With respect to the impact of prepayment assumptions, the commercial real estate loans which underly our CMBS investments are fixed rate long term financings which, unlike the collateral pools for residential MBS, are generally locked out from prepayment unless they are defeased. As such, prepayment assumptions have minimal impact on the estimated fair value of our CMBS investments until such time and in the event that a significant portion of the underlying loan collateral is defeased.

Liquidity and Capital Resources, page 78

2.	We note that you made distributions in excess of cash flows from operating activities during the fiscal year ended 2007 as well as in the quarterly period ended September 30, 2008. Please discuss the source(s) of these distributions in the Liquidity and Capital Resources section of your MD&A section, as this disparity raises concerns about the sustainability of distributions in the future. Please provide this disclosure in future filings and tell us how you plan to comply.

Response: Please note that the Liquidity and Capital Resources section in the MD&A of our Form 10-K already contains the following disclosure: In order to qualify as a REIT and to avoid corporate level tax on the income we distribute to our stockholders, we are required to distribute at least 90% of our ordinary taxable income and net capital gains on an annual basis. Certain of our investments, such as the subordinate CMBS investments, may generate substantial mismatches between taxable income and GAAP net income and cashflow. In order to meet the requirement to distribute a substantial portion of our net taxable income, we may need to borrow, sell assets or raise additional equity capital. Additionally, we will need to raise additional capital that may be dilutive or sell existing assets in order to acquire additional investments. We anticipate borrowing funds and/or raising additional equity capital to finance future investment activities, but there can be no assurance that we will be able to do so on terms acceptable or available to us, if at all.

During the course of 2007, dividends declared exceeded cash flow from operating activities by approximately $18.2 million, as noted on page 83 of our Form 10-K, due to the REIT requirement more specifically described above requiring distribution of at least 90% of our taxable income. The source of the additional cash flow was generally a result of proceeds from the maturity of real estate loans and sales of real estate assets. In December 2008, we announced that we would be paying approximately 90% of our fourth quarter 2008 dividend in stock. As a result, we do not expect our aggregate 2008 cash dividend distributions to exceed cash flow from operating activities.

In future filings, we will include the source(s) of distributions in excess of cash flows from operating activities in the Liquidity and Capital Resources section of MD&A.

Contractual Obligations, page 83

3.	We note your disclosure regarding certain contractual obligations payable at December 31, 2007. In future filings, please provide the table required by Item 303(a)(5) of Regulation S-K.

Response: Please note that we have disclosed in the footnotes of our contractual obligations table the maturity period required by Item 303(a)(5). In future filings, we will provide the table required by Item 303(a)(5) of Regulation S-K.

4.	In future filings, please discuss any off-balance sheet arrangements that have or are reasonably likely to have a current future effect on your financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors. Please refer to Item 303(a)(4) of Regulation S-K.

Response: In future filings, we will either note that we do not have such arrangements or, if we do have off-balance sheet arrangements, we will discuss any that have or are reasonably likely to have a current future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Financial Statements

CMBS, pages F-22

5.	We note that you disclosed an unrealized loss on CMBS securities that have been in a continuous loss position greater then 12 months of $209,815 as of December 31, 2007. It would appear that this $209,815 loss related to the portfolio of CMBS owned as of December 31, 2006 of $310,720. Please tell us and disclose the reasons the valuation of these securities resulted in such a large loss and why the additional securities obtained during 2007 did not experience a similar unrealized loss.

Response: As of December 31, 2007, only $95,253 of the $209,815 unrealized loss was related to the $310,720 of CMBS assets held as of December 31, 2006 that were in an unrealized loss position at that time. The remainder of the unrealized loss, $114,561, was related to an additional $384,153 in CMBS assets held at December 31, 2006 that were in an unrealized loss position starting during the first quarter of 2007 and continuing through December 31, 2007. For purposes of preparing the unrealized loss schedule and to present the information in the most conservative manner, we treated these CMBS investments as being in an unrealized loss position greater than 12 months as they had been in an unrealized loss position for all of the 2007 reporting periods.

6.	Given the magnitude of unrealized losses within your CMBS portfolio, the current credit environment and multiple margin calls you have experienced, please describe to us and disclose management’s basis for determining their ability to hold these securities for a sufficient period of time to allow for recovery. Within your response please specifically quantify the timeframe over which management has determined that they have the ability to hold these securities given current funding sources.

Response: As disclosed in Note 2 to our Financial Statements included in the Form 10-K., Recent Developments in the Credit Market and the Company’s Liquidity, our assertion that we had the continuing ability to hold the CMBS assets to maturity was predicated on management’s plan to generate liquidity by, among other things, selling certain non-CMBS assets (real estate loans and investments in net leased assets) and using the proceeds to reduce the Company’s short-term debt exposure, among other items. As of December 31, 2007, we reclassified six real estate loans, with an amortized cost basis of $235 million, from held for investment to held for sale to be a potential source of additional liquidity as necessary. Further, the Company’s remaining interest in its net leased assets was sold in April of 2008. During 2008, we executed this plan and, as a result, reduced the Company’s repurchase agreement exposure from $262 million (as of December 31, 2007) to approximately $16 million as of December 31, 2008. We did not sell any CMBS assets during 2008.

During the first quarter of 2008, in connection with the filing of the first quarter 2008 Form 10-Q, we recorded an other than temporary impairment charge on the CMBS portfolio due to the continued widening of credit spreads which began in 2007 and accelerated through the first quarter of 2008. This market activity resulted in both increased severity and duration of such unrealized losses on our CMBS portfolio during the quarter ended March 31, 2008, and, as a result, we recorded impairment charges of $99.6 million during the quarter ended March 31, 2008 on the CMBS investments that were not financed by CDOs as of March 31, 2008. In addition, we reduced the amortized cost basis of our CMBS investments and increased the future expected GAAP yield on such investments financed by CDOs as of March 31, 2008, for which we elected the fair value option on January 1, 2008, by $174.8 million during the quarter ended March 31, 2008. As a result, aggregate reductions to the amortized cost basis of CMBS investments recorded during the quarter ended March 31, 2008 were $274.4 million.

Notes Payable. Repurchase Agreements and Junior Subordinated Debentures

Repurchase Agreements, page F-33

7.	We note your disclosure regarding your consideration of an alternative interpretation under GAAP (derivative treatment) on transactions where you acquire investments from a counterparty and simultaneously finance with the same counterparty via repurchase agreement. Please provide and disclose management’s basis for their current accounting position, and management’s basis for disregarding the alternate accounting position. Within your response please cite the specific accounting literature relied upon for both positions.

Response: In determining the appropriate accounting for these transactions under SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” the Company has historically separately evaluated the Company’s accounting for (a) the Company’s purchase of securities from a financial institution and (b) the Company’s concurrent, or subsequent, entering into a repurchase transaction covering the same securities with the financial institution. The Company has historically accounted for all of the transfers described in (a) as SFAS No. 140 sales, or a purchase of assets from the Company’s perspective. The Company has historically accounted for all of the repurchase agreements described in (b) as secured borrowings.

The alternative accounting treatment referenced above (which will be required under the FSP discussed below) is to evaluate the Company’s SFAS No. 140 accounting for its securities purchase and related repurchase agreement on a combined basis. Under this approach, the Company’s combined accounting for such transactions would likely be to reflect a relatively small net payment to the financial institution at the inception of the arrangement as well as a commitment by the Company to pay a larger amount when the repurchase agreement terminates and the Company takes possession of the subject security. Assuming the security is “readily convertible into cash,” this arrangement would be accounted for as a derivative under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” However, we historically believed that the alternative treatment was inappropriate as (i) the Company financed only up to 70% of the initial investment of these assets with the repurchase agreements, and funded at least 30% of the purchase price with its own equity, (ii) the related financing was recourse to the Company, (iii) the debt facilities (repurchase agreements with recourse) were in place prior to the purchase of the assets and the terms of the financing were not contractually or otherwise contingent on purchasing the assets in question and (iv) there were no net settlement provisions in the financing arrangements.

FASB Staff Position (“FSP”) No. 140-3, “Accounting for Transfers of Financial Assets and Repurchase Financing Transactions,” was issued in February 2008 to provide guidance on accounting for a transfer of a financial asset and a repurchase financing with the same counterparty (the transferor of the financial asset). However, the FSP is effective for financial statements issued for fiscal years beginning after November 15, 2008, and interim periods within those fiscal years, and earlier application is not permitted.

This FSP presumes that an initial transfer of a financial asset and a repurchase financing are considered part of the same arrangement (linked transaction) under SFAS No. 140. However, if certain criteria are met, the initial transfer and repurchase financing shall not be evaluated as a linked transaction and shall be evaluated separately under SFAS No. 140. The FSP acknowledges that SFAS No. 140 does not directly address the repurchase financing transaction that relates to a previously transferred financial asset between the same counterparties that is entered into contemporaneously with, or in contemplation of, the initial transfer. Therefore, prior to the adoption of the FSP, there was no guidance related to such transactions and in fact, most mortgage REITs accounted for similar transactions as separate and not linked transactions.

Accordingly, we have historically accounted for these transactions as a sale of the assets to us and such related debt provided to us as a financing for the reasons described above and in the absence of any accounting guidance to evaluate such transactions prior to the adoption of the FSP. As required, we will adopt the FSP for transfers and related repurchase agreements entered into after December 31, 2008.

Exhibits 31.1 and 31.2

8.	We note that your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-K. Please revise these certifications in an amended filing to include the required language in the introductory paragraph 4 which refers to establishing and maintaining internal control over financial reporting for the Registrant. Additionally, please do not include the title of the certifying individual in the opening line of the certification.

Response: We will revise these certifications in an amended filing of our Form 10-K to comply with Item 601(b)(31) of Regulation S-K.

Definitive Proxy Statement filed April 29, 2008

Long-Term Equity Incentives, page 17

9.	You note that key personnel, including covered executives, were awarded 124,500 restricted shares of Common Stock subject to certain vesting conditions. The table on this page indicates that one executive received no shares, while another received 40,000 shares. Please disclose how the Compensation Committee determined to make awards of different amounts of restricted shares to different executive officers. For example, what factors did the Compensation Committee consider when making such awards and how do the different awards reflect such considerations? Please provide this disclosure in future filings and tell us how you plan to comply.

Response: Please note that JRT is externally managed by JER Commercial Debt Advisors LLC (the “Manager”), an affiliate of J.E. Robert Companies. Note that the executive officers are all employees of J.E. Robert Companies.

JRT’s compensation committee (the “Committee”) determined to make these awards of restricted shares of JRT’s stock to different executive officers, and certain employees of the Manager, based on the Committee’s review and analysis of management’s recommendation with respect to such awards. Management’s recommendation to the Committee explained that the award recommendations were being made based on both company performance and the performance of the applicable executive officers, and certain employees of the Manager. In future filings, to the extent JRT issues any additional equity incentive awards, we will expressly set forth the factors the Committee considers in approving any such awards, including the factors contained in any management recommendation regarding such awards.

In connection with the Company’s response to the Staff’s comments, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission discussed herein;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at (703) 714-8182 with any further questions or concerns.

Sincerely.

/s/ J. Michael McGillis
J. Michael McGillis Chief Financial Officer JER Investors Trust Inc.